299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

August 4, 2017

Tom Kluck

United States Securities and Exchange Commission

Office of Real Estate and Commodities

Mail Stop 3233

Washington, D.C.  20549

Re:Secured Real Estate Income Strategies, LLC

Amendment No. 8 to Offering Statement on Form 1-A

Filed July 28, 2017

File No. 024-10623

Dear Mr. Kluck:

We are in receipt of your comment letter dated July 21, 2017, regarding Amendment No. 7 to the Offering Statement on Form 1-A filed by Secured Real Estate Income Strategies, LLC (formerly Secured Real Estate Income Fund II, LLC)(the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the eighth amendment to the Offering Statement (“Offering Statement”), unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Description of Our Class A Units

Redemptions, page 130

1.  We note your response to comment 7. Please add disclosure defining the term “redemption request date.” Also, we note from the hypothetical you provided in your response that it seems as though redeeming investors will forfeit the value of the distributions declared on the Class A Units subject to the redemption request with record dates between the redemption request date and the Redemption Date. If true, please add appropriate disclosure, including disclosure in your Risk Factors section, describing this.

We have revised the Offering Statement to remove “redemption request date” as a defined term, and have added the terms “Redemption Effective Date,” which is the first day of the quarter in which the redemption is to be made and “Redemption Payment Date,” which is the date on which the redemption payment is made and is approximately fifteen (15) (but no more than thirty (30)) days after the Redemption Effective Date.  We believe the 15 day (but no more than thirty day) period will enable the Issuer to manage its capital liquidity needs and be in line with the guidance in the various no-action letters.

The redemption request date would be the actual day on which a member makes a redemption request, which can be any time up to 3 days prior to the end of the quarter.  The offering circular has been revised accordingly and contains the following example:

For example, if a request is on May 25th, the Redemption Effective Date would be July 1st and the Redemption Payment Date would be July 15th (but no later than July 30th).  A member making a redemption request would be entitled to receive any distributions made between May 25th and June 30th and such distributions would not affect the redemption price.  If such member receives a quarterly distribution on or after July 1st Redemption Effective Date, the redemption price paid on the Redemption Payment Date would be reduced to reflect such distribution.

2.  We note your response to comment 8. With a view toward revised and expanded disclosure, please provide support for the following features of your share repurchase program:

•the requirement to provide 90 days’ notice to redeem;

•subtracting from the redemption price any distributions declared with record dates during such 90 day period without a minimum time period after such a reduction in the offer price occurs to allow security holders to take action in response to the change in price;

•the fact that at the time the right to withdraw a redemption request expires, redeeming investors may not know the redemption price;

•your Managing Member’s ability, in its sole discretion, to amend, suspend or terminate the redemption plan at any time without notice; and

•your Managing Member’s discretion to decline any particular redemption request if it believes such action is necessary to preserve or facilitate your tax status.

Please also disclose in more detail under what circumstances the Managing Member may, on your behalf, require a member requesting redemption prior to twelve months following the purchase of its Class A Units to pay a redemption fee of 10% of the amount of the redemption request. Finally, please tell us where redeeming investors will be able to access the redemption price. We may have further comments.

We have revised our disclosure in the Offering Circular to address the issues as follows:

•We have removed the requirement of a 90 day notice.  Redemption requests can be made at any time during the preceding quarter up to three (3) days prior to the end of the quarter.

•The redemption price will be adjusted only for distributions after the end of the quarter, but prior to the payment date.

•Redeeming investors will receive notice of a change to the NAV or redemption price via email, posting on the website and the filing of a supplement to the Offering Circular.

•The Managing Member must provide notice to any amendment, suspension or termination of the plan by filing an amendment to the Offering Circular at least thirty (30) days prior to such amendment, termination or suspension.

•The Managing Member may decline a redemption request as set forth in the disclosure.

•Redeeming Members may withdraw their redemption request at any time prior to the payment date.

•We have also removed the 10% redemption fee for redemptions made prior to 12 months.

We are providing in connection herewith, a copy of the changed pages, marked to show the proposed revisions.  We respectfully request that you provide your input on the acceptability of such changes as soon as possible as the Company would like to file an amendment incorporating these revisions shortly.

We hope that this will resolve all of the remaining issues and that the offering can be qualified as soon as possible.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Subject to Completion, Dated ~~June 30~~August 4, 2017

AMENDMENT NO. ~~7~~8

FORM 1-A
REGULATION A OFFERING STATEMENT

PART II- PRELIMINARY OFFERING CIRCULAR

SECURED REAL ESTATE INCOME STRATEGIES, LLC

2090 N. Kolb Road, Ste 120
Tucson, AZ 85715
Tel: (888) 444-2102
info@reincomefunds.com

All correspondence to:
J. Martin Tate, Esq.
CARMAN LEHNHOF ISRAELSEN, LP
299 S. Main Street, Suite 1300
Salt Lake City, UT 84111
(801)(534-4435)
EMAIL FOR CORRESPONDENCE: mtate@clilaw.com
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6162	81-2952810
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Up to $50,000,000 in Class A Units of Membership Interests
$5,000.00 Minimum Investment

This is an initial public offering of SECURED REAL ESTATE INCOME STRATEGIES, LLC and no public market currently exists for our Class A Units of Membership Interests ("Class A Units"). The initial public offering price of our Class A Units is expected to be $10.00 per Class A Units.

This offering circular follows the disclosure format of Form S-11 pursuant to general instructions of Part II(a)(1)(ii) of Form 1-A.

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(4) No fees or commissions will be paid with regards to Class A Units issued to Members electing to reinvest net income distributions.

(5) We will reimburse our Managing Member for organization and offering costs, which are expected to be approximately $150,000. To date the Managing Member has incurred approximately $125,000. See "Management Compensation" for a description of additional fees and expenses that we will pay our Managing Member.

(6) The Company shall pay an Investor Processing Fee in the amount of $5 per investor to the Dealer Manager for any and all investors which purchase Class A Units.

Please see "section entitled Plan of Distribution"

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to *www.investor.govwww.investor.gov*..**

Initially, our Class A Units will not trade on a stock exchange or other trading market. This means that it may be difficult to sell your units. We have, however, adopted a redemption plan designed to provide our members with limited liquidity on a quarterly basis for their investment in our Class A Units. See "*Quarterly Redemption Plan*" for more details.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is June 30August 4, 2017.

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Members will also be eligible for regular quarterly income distributions of the Company's Net Income, as follows: Members will be eligible for quarterly income distributions of their pro-rata share of 80% of the Net Income of the Company according to the member's capital account to the extent cash is available and provided that the quarterly income distribution will not impact the continuing operations of the Company. "Net Income" means the Company's quarterly gross income from all sources (other than loan arrangement and funding fees) less the Company's quarterly operating expenses, sales commissions and related expenses, management fees, payment of the Preferred Return and an allocation of income for a loan loss reserve. All Net Income distributions, if any, will be made on a quarterly basis, in arrears. Gross income includes all revenue generated and earned by the Company, including, but not limited to, loan interest payments, other miscellaneous loan fees, and project profit participation income. Gross Income derived from loan arrangement and loan funding fees ("Loan Arrangement Income") shall not be included in the definition of "Net Income" but rather shall be accounted for separately and shall be distributed equally between the holders of the Class A Units and the holders of the Class A Units on a monthly basis. However, the Loan Arrangement Income attributable to the Class A Unit holders shall be included for purposes of calculating and determining the Preferred Return. Distributions of Net Income will only be made to the extent the Company has cash or reserves sufficient to first pay the Preferred Return, Thereafter, all Net Income will be distributed to the holders of the Class A Units.

Each member has the option of having his, her or its share of the earnings of the Company (including any Preferred Return) that is payable to the member reinvested for the purpose of purchasing additional Class A Units (or fractional units) which are being offered pursuant to this offering at the then current price as based upon the applicable NAV. However, the Managing Member will immediately begin making cash distributions to such members once the Maximum Offering Amount has been received and no additional Class A Units shall be issued. In addition, the Managing Member reserves the right to commence making cash distributions at any time to any member(s) in order for the Company to remain exempt from the ERISA plan asset regulations. (See "ERISA Considerations" and "Summary of Operating Agreement" below). In addition, the Managing Member may elect to redeem all or a part of a member's Class A Units for any reason upon thirty (30) days written notice to the member at a price equal to the ~~member's capital contribution plus any accrued but unpaid Preferred Return and other fees which are owed to the member on the date of redemption.~~then applicable redemption price as set forth in the section entitled "*Quarterly Redemption Plan*". The Managing Member may also, by notice to a member, force the sale of all or a portion of such member's interest on such terms as the Managing Member determines to be fair and reasonable, or take such other action as it determines to be fair and reasonable in the event that the Managing Member determines or has reason to believe that: (i) such member has attempted to effect a transfer of, or a transfer has occurred with respect to, any portion of such member's interest in violation of the Operating Agreement; (ii) continued ownership of such Class A Units by such Member is reasonably likely to cause the Company to be in violation of securities laws of the United States or any other relevant jurisdiction or the rules of any self-regulatory organization applicable to the Managing Member or its Affiliates; (iii) continued ownership of such interest by such member may be harmful or injurious to the business or reputation of the Company or the Managing Member, or may subject the Company or any members to a risk of adverse tax or other fiscal consequence, including without limitation, adverse consequence under ERISA; (iv) any of the representations or warranties made by such member in connection with the acquisition of such Member's interest was not true when made or has ceased to be true; or (v) such member's interest has vested in any other person by reason of the bankruptcy, dissolution, incompetency or death of such member.

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We do not plan on using leverage or borrowing to provide additional funds to support our investment activities. Our Managing Member may from time to time elect to employ leverage, if, in its discretion, it deems such a strategy to be beneficial to the holders of the Class A Units in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. Any such financing would be in the form of one or more bank lines of credit secured by the assets of the Company. In no case shall the Company borrow more than 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. See "*Investment Objectives and Strategy*".

Valuation Policies

The value of our Class A Units shall initially be $10.00 per unit. Beginning January 1, 2018, our Managing Member will calculate our NAV per Class A Unit on a quarterly basis using a process that reflects (1) estimated values of each of our real estate assets and investments, including related liabilities, provided in individual appraisal reports or internal valuation assessments of the underlying real estate, as they may be updated upon certain material events described below, (2) accruals of our quarterly or other periodic distributions, and (3) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. Our goal is to provide a reasonable estimate of the market value of our Class A Units on a quarterly basis. However, the majority of our assets will consist of real estate loans and, as with any real estate valuation protocol, the conclusions reached by our Managing Member will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments. In addition, for any given month, our published NAV per Class A Unit may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per Class A Unit may not reflect the precise amount that might be paid for a Class A Units in a market transaction, and any potential disparity in our NAV per Class A Unit may be in favor of either members who redeem their Class A Units, or members who buy new Class A Units, or existing members. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per Class A Unit to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Quarterly NAV Share Price Adjustments

Our Managing Member set our initial offering price at $10.00 per Class A Unit, which will be the purchase price of our Class A Units until December 31, 2017. Thereafter, the per Class A Unit purchase price will be adjusted quarterly on the first day of the month of each calendar quarter and will be equal to our NAV on the last day of the immediately preceding quarter divided by the number of Class A Units outstanding as of the close of business on the last business day of the prior month, in each case prior to giving effect to any ~~share~~unit purchases or redemptions to be effected on such day.

Beginning after December 31, 2017, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per Class A Unit that will be applicable for such month, which we refer to as the pricing supplement. We will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. In addition, if a material event occurs in between quarterly updates of NAV that would cause our NAV per Class A Unit to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

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Any subscriptions that we receive prior to the end of a quarter will be executed at a price equal to our NAV per Class A Unit applicable to such quarter. A subscription will not close until all capital contribution funds are received. In the event of a change in the price after a subscription agreement is received but prior to the closing of such subscription, the subscriber(s) will receive updated pricing information and will have the opportunity to rescind their subscription based upon the updated pricing. See "Description of Our Class A Units—NAV Share Price Adjustments" for more details.

Redemptions

Until such time as the Class A Units are listed on the OTCQB, the holders of Class A Units may request redemptions of the Class A Units in accordance with the Company's **Quarterly Redemption Plan**

While you should view your investment as long-term, we have adopted a redemption plan, including following procedures and restrictions. At any time after twelve (12) months following the purchase of Class A Units, a member whereby members may request that the Companywe redeem up to 25-% of their Class A Units per quarter by giving the Managing Member no less than 90 days' notice.

We will redeem Class A Units on the first day of each calendar quarter as set forth below, provided that the requisite 90-day written notice of quarter while this offering is ongoing. Such redemption from members is received. All requests for redemption must be received by the Company at least ninety days prior to the end of the applicable quarter. Members may withdraw their redemption request at any time up to three business days prior to the date of the redemption ("Redemption Date"). Withdrawal requests must be received by the Company prior to the end of the applicable quarter. If the percentage of our Class A Units subject to redemption requests exceeds the then applicable limitations, each member's request will be reduced on a pro rata basis at the end of the applicable quarter. In addition, if the Company does not have such sufficient funds available, at the time when redemption is requested, participants can (i) withdraw their request for redemption or (ii) ask that the Company honor their request at such time, if any, when sufficient funds become available. Such pending requests will generallyshall be honored on a pro rata basis.

only after a Member has held its Class A Units for at least 12 months. During the first three (3) years following the record date of a purchase of Class A Units, the per unit redemption price will be calculated based on the lesser of $9.10 or the most current NAV per share unit value. Beginning on the third anniversary of the record date of thea purchase of Class A Units, the per unit redemption price will be calculated based on the most current NAV per unit value on the Redemption Date. Class A Units may not be redeemed until they have been held for at least twelve months.

Because the Company is not required to make redemptive distributions until the first day of the quarter which is no less than 90 days following the request and the NAV per Class A Unit will be calculated at the beginning of each quarter, the redemption price may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a member will receive may be different from the redemption price on the day the redemption request is made. The redemption price will be reduced by the aggregate sum of distributions, if any, declared on the Class A Units subject to the redemption request with record dates during the period between the redemption request date and the Redemption Date. Furthermore, a member requesting redemption will be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. To the extent that a redeeming member has previously elected to reinvest its distributions, such reinvestment will be suspended upon receipt of a redemption request and, to the extent the Company makes distributions during the period between the date of the redemption request and the Redemption Date, such distributions to the redeeming member will be in cash.

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In accordance with the SEC's current guidance on redemption plans contained in T-REIT Inc. (June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Dec. 3, 2003), in the initial twelve months of this offering, we intend to limit the number of Class A Units to be redeemed during a quarter to 1.25% of the weighted average number of Class A Units outstanding since the commencement of the offering. After this offering has been ongoing for twelve months and while it is still ongoing, we intend to limit the number of Class A Units to be redeemed during any calendar year to 5.0% of the weighted average number of Class A Units outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). While we designed our redemption plan to allow members to request redemptions on a quarterly basis (subject to the twelve month holding period), we need to impose limitations on the total amount of net redemptions per quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to make investments and maximize investor returns. In the event that we do not have sufficient funds available to redeem all of the Class A Units for which redemption requests have been submitted in any quarter, such pending requests will be honored on a pro rata basis. For investors who hold Class A Units with more than one record date, redemption requests will be applied to such Class A Units in the order in which they were purchased, on a first in first out basis.

Please refer to the section entitled "*Quarterly Redemption Plan*" for more information.

OTC Listing

We intend to contact an authorized OTCQB market maker for sponsorship of our securities on the OTCQB, upon qualification of this Form 1-A. However, there is no guarantee our Class A Units will be accepted for quotation on the OTCQB.

Voting Rights

Our Class A Unitholders will have voting rights only with respect to certain matters, primarily relating to amendments to our Operating Agreement that would adversely change the rights of the Class A Units, and removal of our Managing Member for "cause". Each outstanding Class A Unit entitles the holder to one vote on all matters submitted to a vote of Class A Unitholders. Our members do not elect or vote on our Managing Member, and, unlike the holders of common stock in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. For additional information, see "Description of Our Class A Units—Voting Rights."

Other Governance Matters

Other than the limited member voting rights described above, our Operating Agreement vests most other decisions relating to our assets and to the business of our company, including decisions relating to acquisitions, originations and dispositions, the engagement of asset managers, the issuance of securities in our company including additional Class A Units, mergers, dispositions, roll-up transactions, and other decisions relating to our business, in our Managing Member. See "Management" for more information about the rights and responsibilities of our Managing Member.

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RISK FACTORS

An investment in our Class A Units involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing Class A Units. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Statements Regarding Forward-Looking Information."

Risks Related to an Investment in Secured Real Estate Investment Fund

We have no prior operating history, and the prior performance of other real estate investment opportunities sponsored by our Managing Member may not predict our future results.

We are a recently formed company. As of the date of this offering circular, we have not made any investments. Upon closing, we will make investments into Loans and other real estate assets ("Real Assets"). You should not assume that our performance will be similar to the past performance of our Managing Member or other real estate investment opportunities managed or sponsored by members of Managing Member. Our lack of an operating history significantly increases the risk and uncertainty you face in making an investment in our Class A Units.

Because no public trading market for the Class A Units currently exists, it will be difficult for you to sell your Class A Units and, if you are able to sell your Class A Units such sale may be at a loss

Our Operating Agreement does not require our Managing Member to seek member approval to liquidate our assets by a specified date, nor does our Operating Agreement require our Managing Member to list our Class A Units for trading on a national securities exchange by a specified date. There is no public market for our Class A Units, however, we do plan to list our Class A Units on the OTCQB or other trading market in the near future. Until our Class A Units are listed, if ever, you may not sell your Class A Units unless the buyer meets the applicable suitability and minimum purchase standards. In its sole discretion, including to protect our operations and our non-redeemed members or to prevent an undue burden on our liquidity, our Managing Member could amend, suspend or terminate our redemption plan without notice. Further, our Operating Agreement includes numerous restrictions that would limit your ability to sell your Class A Units. We describe these restrictions in more detail under "Description of Our Class A Units — Redemptions." Therefore, it will be difficult for you to sell your Class A Units promptly or at all. If you are able to sell your Class A Units, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your Class A Units would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our Class A Units, you should purchase our Class A Units only as a long-term investment and be prepared to hold them for an indefinite period of time.

Redemption Prices will be subject to adjustments for distributions.

Redemption requests must be made at least three (3) days prior to the end of the quarter and shall be effective as of the first day of the following quarter ("Redemption Effective Date"). However, the actual date in which a redemption payment will be made will be approximately fifteen (15)(but in no case more than thirty (30)) days following the end of a quarter ("Redemption Payment Date"). Class A Unit holders will be entitled to receive regular distributions up to the Redemption Effective Date. To the extent a redeeming member receives a distribution on or after the Redemption Effective Date, the redemption price will be reduced by the aggregate sum of such distribution paid on the Class A Units subject to the redemption request. ~~June30~~

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Potential investors in this offering do not have preemptive rights to any Class A Units we issue in the future. Under our Operating Agreement, we have authority to issue an unlimited number of additional Class A Units or other securities, although, under Regulation A, we are only allowed to sell up to $50 million of our Class A Units in any 12-month period (although we may raise capital in other ways). In particular, our Managing Member is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes units in our company, including preferred Class A Units, and to fix the number of Class A Units, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class thereof by resolution authorizing the issuance of such class, without member approval. After your purchase in this offering, our Managing Member may elect to (i) sell additional Class A Units in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue Class A Units to our Managing Member, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your Class A Units.

Your interest in the Company may be diluted by the payment of distributions from proceeds from this offering.

Although our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of this offering. If we fund distributions from the net proceeds from this offering, you will experience immediate dilution to the extent that the Company's total capital contributions have increased but the assets of the Company have remained unchanged.

The value of your Class A Units will be diluted by the payment of commissions.

All commissions due to the Dealer Manager or placement agents in connection with the sale of Class A Units will be paid by the Company. As such, all investors, including investors not introduced by the Dealer Manager or the placement agent, will share in the expense of such commissions. Therefore, all investors, will experience a dilution in the value of their Class A Units as a result of these commissions.

The Class A Units are subject to redemption by the Company.

The Managing Member may elect to redeem all or a part of a member's Class A Units interests for any reason upon thirty (30) days written notice to the member at ~~a~~the then applicable repurchase price ~~equal to the member's capital contribution plus any accrued but unpaid Preferred Return and other fees which are owed to the member on the date of redemption.~~. The Managing Member may also, by notice to a member, force the sale of all or a portion of such member's interest at the then applicable repurchase price and on such terms as the Managing Member determines to be fair and reasonable, or take such other action as it determines to be fair and reasonable in the event that the Managing Member determines or has reason to believe that: (i) such member has attempted to effect a transfer of, or a transfer has occurred with respect to, any portion of such member's interest in violation of the Operating Agreement; (ii) continued ownership of such Class A Units by such Member is reasonably likely to cause the Company to be in violation of securities laws of the United States or any other relevant jurisdiction or the rules of any self-regulatory organization applicable to the Managing Member or its Affiliates; (iii) continued ownership of such interest by such member may be harmful or injurious to the business or reputation of the Company or the Managing Member, or may subject the Company or any members to a risk of adverse tax or other fiscal consequence, including without limitation, adverse consequence under ERISA; (iv) any of the representations or warranties made by such member in connection with the acquisition of such Member's interest was not true when made or has ceased to be true; or (v) such member's interest has vested in any other person by reason of the bankruptcy, dissolution, incompetency or death of such member. Redemption of the Class A Interests may adversely affect investors or their investment portfolio.

By purchasing Class A Units in this offering, you are bound by the arbitration provisions contained in our subscription agreement which limits your ability to bring class action lawsuits or seek remedy on a class basis.

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The IMA provides that to the extent the Investment Manager has duties (including fiduciary duties) and liabilities relating thereto to the Company or any member, the Investment Manager shall not be liable for monetary or other damages to the Company or member for the Investment Manager's good faith reliance on the provisions of the IMA or for: (A) losses sustained or liabilities incurred by the Company or a member as a result of errors in judgment on the part of the Investment , or any act or omission of the Investment Manager, if such losses or liabilities were not the result of the Investment Manager's willful misfeasance, bad faith or gross negligence in the performance of, or reckless disregard of, its duties under the IMA; (B) errors in judgment on the part of any person, or any act or omission of any person, selected by the Investment Manager to perform services for or otherwise transact business with the Company provided that, in selecting such person, the Investment Manager acted without willful misfeasance, bad faith or gross negligence; or (C) circumstances beyond the Investment Manager's control, including the bankruptcy, insolvency or suspension of normal business activities of any bank or other financial institution holding assets of the Company.

The IMA further provides that to the extent any Affiliate of the Investment Manager, or any ~~shareholder~~member, partner, member, director, officer, employee or agent of the Investment Manager or of any of its Affiliates ("Investment Manager Associate"), has duties (including fiduciary duties) and liabilities relating thereto to the Company or any member, such person shall not be liable for monetary or other damages to the Company or such member for such person's good faith reliance on the provisions of the IMA or for losses sustained or liabilities incurred by the Company or such member as a result of errors in judgment on the part of such person, or any act or omission of such person, if such losses or liabilities were not the result of such person's willful misfeasance or bad faith.

Pursuant to the IMA, the Company will, to the fullest extent permitted by law, indemnify each Investment Manager Associate from and against any and all Losses, except to the extent that it is determined (in a judgment or order not subject to further appeal or discretionary review by a court, governmental body or agency or self-regulatory organization having jurisdiction to render or issue such judgment or order) that an act or omission of such Investment Manager Associate was material to the matter giving rise to such Losses and that such Investment Manager Associate is not entitled to be exculpated from such Losses as described above.

Notwithstanding the foregoing, no exculpation or indemnification of an Investment Manager Associate shall be permitted to the extent such exculpation or indemnification would be inconsistent with the requirements of federal or state securities laws or other applicable law.

Limited Liability and Indemnification of the Managing Member and Others

Subject to certain limitations, our Operating Agreement limits the liability of our Managing Member, its officers, directors and members, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Managing Member, its officers and directors, our sponsor and our sponsor's member and Affiliates.

Our Operating Agreement provides that to the fullest extent permitted by applicable law our Managing Member, its officers and directors, our sponsor and our sponsor's members and Affiliates will not be liable to us. In addition, pursuant to our Operating Agreement, we have agreed to indemnify our Managing Member, its officers and directors, our sponsor and our sponsor's members and Affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney's fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the Operating Agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Managing Member or one of our Managing Member's directors or officers.

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OWNERSHIP OF PRINCIPAL MEMBERS

The following table sets forth, as ~~June 30~~August 4, 201~~6~~7, information with respect to the beneficial ownership of our membership interest units before and after giving effect to this offering for (a) each person who is expected to be the beneficial owner of more than 5% of the outstanding units immediately following the completion of this offering, (b) our directors, director nominees and named executive officers and (c) our directors, director nominees and executive officers as a group. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within, or restricted units that will vest on or within, 60 days of ~~June 30~~August 4, 201~~6~~7. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all units shown that they beneficially own, subject to community property laws, where applicable. Unless otherwise indicated, the address of each named person is c/o 1999 South Bascom Avenue, 7th Floor, Campbell, CA 95008.

	Pro Forma Units of the Company Beneficially Owned After the Offering[1][2]				
	Class A Units		Class B Units		
Name of Beneficial Owner	**Number of Units**	**Percent of Units**	**Number of Units**	**Percent of Units**	**Percent Total Voting Power**
Beneficial owners of more than 5% of our outstanding Units:					
SREIF MANAGER II, LLC[3]	—	—	100	100%	100%
Manager, manager nominees and named executive officers:					
Thomas Braegelmann[4][5][6]	0	0%	20	20%	20%
Charles Tralka[4][6][7]	0	0%	20	20%	20%
Matthew Sullivan[4][6][8]	0	0%	40	40%	40%
Jordan Goodman[4][6][9]	0	0%	20	20%	20%
All directors, director nominees and executive officers as a group (4 persons)	0	0%	100	100%	100%

(1) Assumes none of our Class A Units and 100 Class B Unit are outstanding immediately following this offering. The table does not reflect any units that our directors and executive officers may purchase in this offering.

(2) SREIF Manager II, LLC owns 100% of our Class B Units, which Units are non-voting Units.

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All of the Class A Units offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Class A Units, as determined by our Managing Member, the holders of such Class A Units will not be liable to us to make any additional capital contributions with respect to such Class A Units (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the Delaware LLC Act). Holders of Class A Units have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of our company and no preferential rights to distributions. However, holders of our Class A Units will be eligible to participate in our quarterly redemption plan, as described below in "— Redemptions"*Quarterly Redemption Plan*".

We intend to have a December 31st fiscal year end. In addition, we intend to elect and qualify to be taxed as a partnership for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016.

Distributions

To the extent that the Company has net income from its investment activities, the Managing Member will make distributions to the members of an amount equal to an annual preferred return (the "Preferred Return") on their investment, payable each calendar month (and prorated as applicable for the amount of time that a member was a member of the Company during such month). This Preferred Return will be payable only to the extent the Company has net income and prior to any other distributions or profit participation by the Managing Member (however, all expenses and fees (including loan origination fees and Lender Fees) will be paid and deducted from the total income prior to making to any distributions). The Preferred Return for any member shall be equal to an annualized rate of eight percent (8.00%). The Preferred Return will be calculated and distributed on a monthly basis to the extent such amounts are available for distribution.

Members will also be eligible for regular quarterly income distributions of the Company's Net Income, as follows: Members will be eligible for quarterly income distributions of their pro-rata share of eighty-percent (80%) of the Net Income of the Company according to the member's capital account to the extent cash is available and provided that the quarterly income distribution will not impact the continuing operations of the Company. "Net Income" means the Company's quarterly gross income less the Company's quarterly operating expenses and an allocation of income for a loan loss reserve. All such distributions will be made on a quarterly basis, in arrears. Net Income shall not include any income derived from loan arrangement and funding fees ("Loan Arrangement Fees"). Loan Arrangement Fees shall be distributed on a monthly basis 50% to the holders of the Class A Units and 50% to the holders of the Class B Units.

Distributions may be made in excess of cash flow, but shall not be in excess of earnings. Since income is based upon the accrual method, there may situations where the Company makes distributions from its loan loss reserve account in the amount of accrued but unrealized interest income. Loan loss reserves shall be established between one and five percent (1-5%).

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Although our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of this offering, cash advances by our Managing Member, cash resulting from a waiver of fees or reimbursements due to our Managing Member, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources. If we fund distributions from financings or the net proceeds from this offering, we will have less funds available for investment in real estate properties, real estate-related assets and other investments. We expect that our cash flow from operations available for distribution will be lower in the initial stages of this offering until we have raised significant capital and made substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund expenses, we expect that during the early stages of our operations and from time to time thereafter, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and these distributions would be paid in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings, our offering proceeds or other sources to fund our distributions. Additionally, we will make certain payments to our Managing Member for services provided to us. See "Management Compensation." Such payments will reduce the amount of cash available for distributions. Finally, payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining members.

Our distributions will constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder's adjusted tax basis in the holder's Class A Units, and to the extent that it exceeds the holder's adjusted tax basis will be treated as gain resulting from a sale or exchange of such Class A Units.

Voting Rights

Holders of our Class A Units will have voting rights only with respect to certain matters, as described below. Each outstanding Class A Unit entitles the holder to one vote on all matters submitted to a vote of Class A Unit holders until the Redemption Payment Date as described below in "— Redemptions"“*Quarterly Redemption Plan*". Generally, matters to be voted on by our members must be approved by either a majority or supermajority, as the case may be, of the votes cast by all Class A Units present in person or represented by proxy. If any such vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

The following circumstances will require the approval of holders representing a majority or supermajority, as the case may be, of the Class A Units:

- any amendment to our Operating Agreement that would adversely change the rights of the Class A Units (*majority of affected class*);
- removal of our Managing Member as the manager of our company for "cause" as described under "Management—Term and Removal of the Managing Member" (*two-thirds*); and
- all such other matters as our Managing Member, in its sole discretion, determines will require the approval of members, or as otherwise required by law.

General Procedures

Public Announcements; Notices. In the case of specified dispositions or a redemption, we will publicly announce or otherwise provide specified information to holders of Class A Units.

Meetings. Our Operating Agreement provides that special meetings of members may only be called by our Managing Member. There will be no annual or regular meetings of the members.

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Fractional Shares. Our Managing Member will not have to issue or deliver any fractional Class A Units to any holder of Class A Units upon any redemption or distribution under the provisions described under "—Redemptions." Instead of issuing fractional Class A Units, we will pay cash for the fractional share in an amount equal to the fair market value of the fractional share, without interest.

Adjustments for Distributions. ~~Upon the~~ Redemption requests must be made at least three (3) days prior to the end of the quarter. ~~and shall be effective as of the first day of the following quarter ("Redemption Effective Date").~~ Redemption requests will be effective on the first day of the following quarter ("Redemption Effective Date") and will be honored approximately fifteen (15)(but in no case more than 30) days following the end of the applicable quarter, which we refer to as the "Redemption Payment Date." ~~However, the actual date in which a redemption of any payment will be made will be thirty (30) days following the end of a quarter ("Redemption Payment Date").~~ Class A ~~Units~~Unit holders will be entitled to receive regular distributions up to the Redemption Effective Date. To the extent a redeeming member receives a distribution on or after the Redemption Effective Date, the redemption price will be reduced by the aggregate sum of ~~distributions, if any, declared on~~ such distribution paid on the Class A Units subject to the redemption request~~ with record dates during the period~~. For example, if a request is on May 25th, the Redemption Effective Date would be July 1st and the Redemption Payment Date would be approximately July 15th (but no later than July 30th~~.~~). A member making a redemption request would be entitled to receive any distributions made between May 25th and June 30th and such distributions would not affect the ~~quarter-end~~ redemption ~~request date and the date of redemption.~~price. If ~~a Redemption Date with respect to Class A Units comes after the record date for the payment of a distribution to be paid on those Class A Units but before the payment or distribution, the registered holders of those Class A Units at the close of business on such record date will be entitled to receive the~~ such member receives a quarterly distribution on ~~the payment date, notwithstanding~~or after the July 1st Redemption Effective Date, the redemption ~~of those Class A Units or our default in payment of~~price paid on the Redemption Payment Date would be reduced to reflect such distribution.~~ ~~ To the extent that a redeeming member has previously elected to reinvest its distributions, such reinvestment will be suspended upon receipt of a redemption request and, to the extent the Company makes distributions during the period between the date of the redemption request and the Redemption Payment Date, such distributions to the redeeming member will be in cash.

Payment of Taxes. If any person exchanging a certificate representing Class A Units wants us to issue a certificate in a different name than the registered name on the old certificate, that person must pay any transfer or other taxes required by reason of the issuance of the certificate in another name or establish, to the satisfaction of us or our agent, that the tax has been paid or is not applicable.

Liquidation Rights

In the event of a liquidation, termination or winding up of our company, including if we do not raise the $500,000 minimum threshold from third parties, whether voluntary or involuntary, we will first pay or provide for payment of our debts and other liabilities, including the liquidation preferences of any class of preferred Class A Units. Thereafter, holders of our Class A Units will share in our funds remaining for distribution pro rata in accordance with their respective interests in our company.

Class B Units

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While this offering is ongoing, beginning on January 1, 2018, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per Class A Unit that will be applicable for such fiscal quarter, which we refer to as the pricing supplement, which price shall not include underwriting discounts and commisions. Our website, www.SecuredRealEstateFunds.com, will identify the current per Class A Unit purchase price and will also contain this offering circular, including any supplements and amendments. As long as this offering continues, we will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. In addition, we will use commercially reasonable efforts to monitor whether a material event occurs in between quarterly updates of NAV that we reasonably believe would cause our NAV per Class A Unit to change by 5% or more from the last disclosed NAV. While this offering is ongoing, if we reasonably believe that such a material event has occurred, we will calculate and disclose the updated NAV per Class A Unit and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV per Class A Unit information provided on our website. We will also use that updated NAV per Class A Unit as the offering price for new units offered for the remainder of that fiscal quarter. The purchase price will not reflect applicable commissions payable by the Company in connection with investors which are introduced by the Dealer Manager or other placement agents. All commissions will be paid by the Company. As such, all investors, including investors not introduced by the Dealer Manager of placement agent, will share in the expense of such commissions.

Any subscriptions that we receive prior to the end of a month will be executed at a price equal to our NAV per Class A Unit applicable to such month. Thus, even if settlement occurs in the following quarter, the purchase price for the Class A Units will be the price in effect at the time the subscription was received.

~~Redemptions~~
Quarterly Redemption Plan

At any time ~~prior to the listing of the Class A Units on the OTCQB and~~ after twelve (12) months ~~(12)~~ following the purchase of Class A Units~~, a member may request that the Company redeem up to 25 % of their Class A Units per quarter quarterly by giving the Managing Member no less than 90 days' notice. Based on an assessment of~~ and until such time as the Class A Units are listed, the holders of Class A Units may request redemptions of the Class A Units in accordance with the Company's ~~liquid resources and~~ redemption ~~requests, the Company's Managing Member has the authority, in its sole discretion, to further limit redemptions by each member during any quarter~~plan, including the ~~if the Managing Member deems such action to be in the best interest of the members~~following procedures and restrictions. If we list our Class A Units on the OTCQB or another national securities exchange or a secondary market for our shares develops, we will terminate our redemption plan.

Redemption of our Class A Units will be made ~~on the first day of each quarter~~ quarterly upon written request to us at least ~~90~~3 days prior to the end of the applicable quarter ~~(the "Redemption Date"). Members may withdraw their redemption request at any time up to three business days prior to the.~~ Redemption ~~Date~~ requests ~~.~~

~~We~~ will ~~redeem Class A Units~~ be effective on the first day of ~~each calendar~~the following quarter ~~as set forth below, provided that the requisite 90-day written notice of redemption from members is received. All requests for redemption must be received by the Company at least ninety~~("Redemption Effective Date") and will be honored approximately fifteen (15) ~~days~~ (but in no case more than 30) days ~~prior to~~ following the end of the ~~end of the~~ applicable ~~quarter. Members may withdraw their redemption request at any time up to three business days prior to the Redemption Date. Withdrawal requests must be received by the Company prior to the end of the applicable quarter.~~

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quarter, which we refer to as the "Redemption Payment Date." During the first three (3) years following the record date of a purchase of Class A Units, the per unit redemption price will be calculated on the lesser of $9.10 or the most current NAV per share value. Beginning on the third anniversary of the record date of the purchase of Class A Units, the per unit redemption price will be calculated based on the most current NAV per unit value on the Redemption Date. Payment Date. Because our NAV per share will be calculated as of December 31, 2017 and the end of each quarter thereafter, if the redemption price is based upon NAV, the redemption price may change between the date the Company receives the redemption request and the Redemption Payment Date. If the redemption price is based upon NAV, the price you will receive for your redeemed Class A Units will be based on the NAV per unit on and at the Redemption Payment Date. In the event of a change in the NAV and the redemption price between the date of the request and the Redemption Payment Date, the Company will inform the members requesting redemption via e-mail, as well as through the filing of offering circular supplements which discloses the historical NAV per Class A Unit. The redemption price and NAV per Class A Unit shall also be posted on the Company's website. Members may withdraw their redemption request at any time and for any reason prior to the Redemption Payment Date. If we agree to honor a redemption request, the Class A Units to be redeemed will cease to accrue distributions or have voting rights as of the Redemption Payment Date.

Redemption requests must be made at least three (3) days prior to the end of the quarter and shall be effective as of the Redemption Effective Date (the first day of the quarter). However, the Redemption Payment Date will be approximately fifteen (15) (but in no case more than thirty (30)) days following the Redemption Effective Date. Class A Unit holders will be entitled to receive regular distributions up to the Redemption Effective Date. To the extent a redeeming member receives a distribution on or after the Redemption Effective Date, the redemption price will be reduced by the aggregate sum of such distribution paid on the Class A Units subject to the redemption request For example, if a request is on May 25th, the Redemption Effective Date would be July 1st and the Redemption Payment Date would be approximately July 15th (but in no case later than July 30th) A member making a redemption request would be entitled to receive any distributions made between May 25th and June 30th and such distributions would not affect the redemption price. If such member receives a quarterly distribution on or after July 1st Redemption Effective Date, the redemption price paid on the Redemption Payment Date would be reduced to reflect such distribution.

We

Because the Company is not required to make a redemptive distributions until the first day of the quarter which is no less than 90 days following the request and the NAV per Class A Unit will be calculated at the beginning of each month, the redemption price may change between the date we receive the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a member will receive may be different from the redemption price on the day the redemption request is made. The redemption price will be reduced by the aggregate sum of distributions, if any, declared on the Class A Units subject to the redemption request with record dates during the period between the redemption request date and the Redemption Date. Furthermore, a member requesting redemption will be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. To the extent that a redeeming member has previously elected to reinvest its distributions, such reinvestment will be suspended upon receipt of a redemption request and, to the extent the Company makes distributions during the period between the date of the redemption request and the Redemption Date, such distributions to the redeeming member will be in cash.

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In accordance with the SEC's current guidance on redemption plans contained in T-REIT Inc. (June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Dec. 3, 2003), in the initial twelve months of this offering, we intend to limit the number of Class A Units to be redeemed during a quarter to 1.25% of the weighted average number of Class A Units outstanding since the commencement of the offering. After this offering has been ongoing for twelve months and while it is still ongoing, we intend to limit the number of Class A Units to be redeemed during any calendar year to 5.0% of the weighted average number of Class A Units outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). While we designed our redemption plan to allow members to request redemptions on a quarterly basis (subject to the twelve month holding period), we need to impose limitations on the total amount of net redemptions per quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to make investments and maximize investor returns. In the event that we do not have sufficient cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the Class A Units for which redemption requests have been submitted in any quarter, suchwe plan to redeem our Class A Units on a pro rata basis on the redemption date. In addition, if we redeem less than all of the shares subject to a redemption request in any quarter, with respect to any unredeemed shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored on a pro rata basis. along with any new requests received in that future quarter. For investors who hold Class A Units with more than one record date, redemption requests will be applied to such Class A Units in the order in which they were purchased, on a first in first out basis.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the Class A Units for which redemption requests have been submitted in any quarter, we plan to redeem our Class A Units on a pro rata basis on the Redemption Date.

There is no fee in connection with a redemption of our Class A Units unless a redemption request is made prior to twelve (12 months) following the purchase of such Class A Units, in which case the Managing Member may, on behalf of the Company, require the redeeming member to pay a redemption fee of ten percent (10%) of the amount of the redemption request. A member requesting redemption willWe intend to limit the number of units to be redeemed during any calendar year to 5.0% of the weighted average number of Class A Units outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). During the period that this offering is ongoing, all Members who have held their units for at least twelve months may require us to redeem up to 25% of their shares quarterly, up to the aggregate quarterly and annual limitations discussed above. Once we have concluded this offering, we intend to evaluate redemption levels on a quarterly basis depending on our available cash.

There is no fee in connection with a redemption of our common shares; however, a member requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. The payment of any redemption fee will be received by the Company and no portion shall be paid to any underwriter or related person.

Notwithstanding

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In addition, following the foregoing, we are not obligated to redeem Class A Units under the redemption plan. Further, conclusion of this offering, our Managing Member Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without noticeupon providing thirty (30) days prior notice to the Members, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our tax status, following any material decrease in our NAV, or for any other reason. However, in. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment. The Managing Member may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve or facilitate our tax status. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan. For more information about our redemption plan or to submit a redemption request, please contact us by email at redemptions@reincomefunds.com

The redemption plan shall cease if and when the Company lists the Class A Units on a trading market or exchange.

TheFollowing the conclusion of this offering, the Managing Member may also elect to redeem all or a part of a member's Class A Units interests for any reason upon thirty (30) days written notice to the member at a price equal to the member's capital contribution plus any accrued but unpaid Preferred Return and other fees which are owed to the member on the date of redemption.applicable purchase price as set forth above, all in accordance with the terms of the Company's Operating Agreement. The Managing Member may also, by notice to a member, force the sale of all or a portion of such member's interest at the applicable purchase price and on such other terms as the Managing Member determines to be fair and reasonable, or take such other action as it determines to be fair and reasonable in the event that the Managing Member determines or has reason to believe that: (i) such member has attempted to effect a transfer of, or a transfer has occurred with respect to, any portion of such member's interest in violation of the Operating Agreement; (ii) continued ownership of such Class A Units by such Member is reasonably likely to cause the Company to be in violation of securities laws of the United States or any other relevant jurisdiction or the rules of any self-regulatory organization applicable to the Managing Member or its Affiliates; (iii) continued ownership of such interest by such member may be harmful or injurious to the business or reputation of the Company or the Managing Member, or may subject the Company or any members to a risk of adverse tax or other fiscal consequence, including without limitation, adverse consequence under ERISA; (iv) any of the representations or warranties made by such member in connection with the acquisition of such Member's interest was not true when made or has ceased to be true; or (v) such member's interest has vested in any other person by reason of the bankruptcy, dissolution, incompetency or death of such member.

Reports to Members

Under the Securities Act, we must update this offering circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with the SEC. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. In addition, we will provide you directly with periodic updates, including offering circulars, offering circular supplements, quarterly pricing supplements, quarterly information statements and other information.

We will provide such periodic updates electronically through the Company website at www.securedrealestateincomefunds.com and documents will be provided electronically. You may access and print all periodic updates provided through our website. As periodic updates become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the periodic updates. If our e-mail notification is returned to us as "undeliverable," we will contact you to obtain your updated e-mail address. We will provide you with paper copies at any time upon request. The contents of the Company website are not incorporated by reference in or otherwise a part of this offering circular.

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